

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Evan Ce Xu
Chief Financial Officer
Genetron Holdings Limited
1-2/F, Building 11, Zone 1
No.8 Life Science Parkway
Changping District, Beijing, 102206
People's Republic of China

> **Re: Genetron Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed on June 4, 2020**
> **File No. 333-234805**

Dear Mr. Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Exhibits

1. Please file the agreements governing your Loan Facility Agreements referenced on page 109 as exhibits. Also, file your recent collaboration agreements as exhibits or tell us why you believe such agreements are not required to be filed. See Item 601(b)(10) of Regulation S-K.

2. We note the mandatory arbitration provision in section 7.6 of the Deposit Agreement, filed as Exhibit 4.3. Please provide appropriate risk factor disclosure regarding this provision. Also address:

- any questions as to enforceability of such provision under federal and state law;
- whether such provision applies to claims under the federal securities laws and whether such provision applies to claims other than in connection with this offering; and
- to the extent this provision applies to federal securities law claims, please disclose that, by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

You may contact Ruairi Regan at 202-551-3269 at Brigitte Lippmann at 202-551-3713 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Li He, Esq.